Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed NIRE 35300010230 Convening Notice ANNUAL GENERAL STOCKHOLDERS’ MEETING The Stockholders of ITAÚ UNIBANCO HOLDING S.A. (“Company”) are hereby invited by the Board of Directors to the Company’s Annual General Stockholders' Meeting to be held on April 24, 2019 at 11:00 a.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, with the purpose to: 1. take cognizance of the Management Report and the Report of Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2018; 2. resolve on the allocation of net income for the year; 3. define the number of members that will comprise the Board of Directors and elect the members of the Board of Directors and the Fiscal Council for the next yearly term of office. Pursuant to the Brazilian Securities and Exchange Commission (“CVM”) Instructions No. 165/91 and No. 282/98, it is stated that in order to require the adoption of a multiple voting process for electing members of the Company’s Board of Directors, Stockholder applicants should represent at least five percent (5%) of the voting capital; and 4. resolve on the amount to be allocated for the overall compensation of the members of the Board of Directors and the Board of Executive Officers, as well as the compensation of the Fiscal Council members. The full description of the matters proposed, as well as their justification, may be found in the General Stockholders’ Meeting Manual. The documents to be reviewed at the Meeting are available to Stockholders on the Company’s investor relations website (www. itau.com.br/investor-relations), as well as on the websites of the CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of the said documents by e-mail relacoes.investidores@itau-unibanco.com.br. In order to exercise their rights, Stockholders must attend the General Stockholders’ Meeting bearing their identity document. Stockholders may be represented in General Meetings by an attorney-in-fact pursuant to Article 126 of Law No. 6,404/76, provided that the attorney-in-fact bears an identity document and the following documents substantiating the validity of their power of attorney (we require that any documents issued abroad to be consularized or aposttiled and to be accompanied by the respective sworn translation). We clarify that it is not mandatory that the representative of the Legal Entity Stockholder be a Stockholder, member of the Company’s management or a lawyer. a) Legal Entities in Brazil: a notarized copy of the articles of association/bylaws of the represented legal entity, proof of election of management members and the corresponding power of attorney with signature notarized by a public notary’s office; b) Individuals in Brazil: a power of attorney with signature notarized by a public notary’s office. In order to facilitate the works of the General Stockholders’ Meeting, the Company recommends that Stockholders represented by attorneys-in-fact send a copy of the documents listed above by mail or messenger up to 12 noon of April 22, 2019 to: Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar Parque Jabaquara, São Paulo (SP) - CEP 04344-902 or email to drinvest@itau-unibanco.com.br Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed NIRE 35300010230 Convening Notice ANNUAL GENERAL STOCKHOLDERS’ MEETING The Stockholders of ITAÚ UNIBANCO HOLDING S.A. (“Company”) are hereby invited by the Board of Directors to the Company’s Annual General Stockholders' Meeting to be held on April 24, 2019 at 11:00 a.m., at the Auditorium of the Centro Empresarial Itaú Unibanco, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Piso Guajuviras, in the City of São Paulo, State of São Paulo, with the purpose to: 1. take cognizance of the Management Report and the Report of Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2018; 2. resolve on the allocation of net income for the year; 3. define the number of members that will comprise the Board of Directors and elect the members of the Board of Directors and the Fiscal Council for the next yearly term of office. Pursuant to the Brazilian Securities and Exchange Commission (“CVM”) Instructions No. 165/91 and No. 282/98, it is stated that in order to require the adoption of a multiple voting process for electing members of the Company’s Board of Directors, Stockholder applicants should represent at least five percent (5%) of the voting capital; and 4. resolve on the amount to be allocated for the overall compensation of the members of the Board of Directors and the Board of Executive Officers, as well as the compensation of the Fiscal Council members. The full description of the matters proposed, as well as their justification, may be found in the General Stockholders’ Meeting Manual. The documents to be reviewed at the Meeting are available to Stockholders on the Company’s investor relations website (www. itau.com.br/investor-relations), as well as on the websites of the CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br). Stockholders may also request a copy of the said documents by e-mail relacoes.investidores@itau-unibanco.com.br. In order to exercise their rights, Stockholders must attend the General Stockholders’ Meeting bearing their identity document. Stockholders may be represented in General Meetings by an attorney-in-fact pursuant to Article 126 of Law No. 6,404/76, provided that the attorney-in-fact bears an identity document and the following documents substantiating the validity of their power of attorney (we require that any documents issued abroad to be consularized or aposttiled and to be accompanied by the respective sworn translation). We clarify that it is not mandatory that the representative of the Legal Entity Stockholder be a Stockholder, member of the Company’s management or a lawyer. a) Legal Entities in Brazil: a notarized copy of the articles of association/bylaws of the represented legal entity, proof of election of management members and the corresponding power of attorney with signature notarized by a public notary’s office; b) Individuals in Brazil: a power of attorney with signature notarized by a public notary’s office. In order to facilitate the works of the General Stockholders’ Meeting, the Company recommends that Stockholders represented by attorneys-in-fact send a copy of the documents listed above by mail or messenger up to 12 noon of April 22, 2019 to: Itaú Unibanco - Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar Parque Jabaquara, São Paulo (SP) - CEP 04344-902 or email to drinvest@itau-unibanco.com.br

Page 2 To encourage Stockholders´ participation at the General Stockholders’ Meeting, the Company has implemented a remote voting system in conformity with CVM Instruction No. 481/09, as amended, enabling Stockholders to send remote voting forms (i) directly to the Company, or (ii) to their respective custody agents, in case shares are deposited at a central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution hired by the Company for providing bookkeeping services, in accordance with the procedures described in the General Stockholders’ Meeting Manual In order to organize entry to the Meeting, admission of Stockholders to the Company’s head office will be permitted from 10:00 a.m. onward. São Paulo (SP), March 22, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Page 2 To encourage Stockholders´ participation at the General Stockholders’ Meeting, the Company has implemented a remote voting system in conformity with CVM Instruction No. 481/09, as amended, enabling Stockholders to send remote voting forms (i) directly to the Company, or (ii) to their respective custody agents, in case shares are deposited at a central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution hired by the Company for providing bookkeeping services, in accordance with the procedures described in the General Stockholders’ Meeting Manual In order to organize entry to the Meeting, admission of Stockholders to the Company’s head office will be permitted from 10:00 a.m. onward. São Paulo (SP), March 22, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations